Visa Inc. Underwriting Syndicate Members

Goldman, Sachs & Co.
Merrill Lynch & Co.
UBS Investment Bank
Wachovia Capital Markets, LLC
JP Morgan Securities Inc.
Banc of America Securities LLC
Citi
HSBC
CIBC World Markets Corp.
Daiwa Securities America Inc.
Mitsubishi UFJ Securities International PLC
Piper Jaffray
RBC Capital Markets
SunTrust Robinson Humphrey
Wells Fargo Securities